Exhibit 99.1

Boqii Announces Senior Management Change

SHANGHAI, July 26, 2021 /PRNewswire/ -- Boqii Holding Limited ("Boqii" or the "Company") (NYSE: BQ), a leading pet-focused platform in China, today announced that Mr. Di (Jackie) Chen resigned from his positions as the Company’s Senior Vice President and Director and all his duties as a director or an officer of the Company’s affiliates due to personal reasons, effective immediately. Mr. Jackie Chen had served as the Company’s Senior Vice President and Director since 2012 and played an integral role in global supply chain management and operations. Ms. Yingzhi (Lisa) Tang, the Company’s Co-CEO and CFO, assumes Mr. Chen’s role upon his departure.

The board of directors of Boqii wishes to extend their deep gratitude to Jackie for his contributions to Boqii’s continuous growth throughout the years. Mr. Hao Liang, Boqii’s Founder, Chairman and Chief Executive Officer, said: “Jackie’s unique expertise, honed over 13 years of helping Boqii grow from a startup to the global publicly traded company it is today and his bonding with the whole team, will be missed. I wish him the very best in his future endeavors.”

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

For investor and media inquiries, please contact:

In China:

Boqii Holding Limited

Investor Relations

Tel: +86-21-6882-6051

Email: ir@boqii.com

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Email: julia@blueshirtgroup.com